Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158385
PRICING SUPPLEMENT
Dated February 17, 2012
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
and Product Supplement dated April 9, 2009)



HSBC

Structured Investments

HSBC USA Inc.
$37,926,000
Notes Linked to a Weighted Basket of Three Buffered Return Enhanced Components, Consisting of the EURO STOXX 50® Index, the FTSE™ 100 Index and the Tokyo Stock Price Index, and related Currencies, due March 6, 2013 (the "Notes")

General

- Terms used in this pricing supplement are described or defined herein, in the accompanying product supplement, prospectus supplement and prospectus. The Notes offered will have the terms described in the product supplement, prospectus supplement and prospectus. **The Notes do not guarantee return of principal, and you may lose up to 100.00% of your initial investment. The Notes will not bear interest.**
- All references to "Enhanced Market Participation Notes" in the product supplement shall refer to these Notes Linked to a Weighted Basket of Three Buffered Return Enhanced Components.
- This pricing supplement relates to a single Note offering. The purchaser of a Note will acquire a security linked to the Reference Asset described below.
- Although the offering relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset, any Basket Component, any Basket Currency or any component security included in any Basket Component or as to the suitability of an investment in the related Notes.
- Senior unsecured obligations of HSBC USA Inc. maturing March 6, 2013.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- **If the terms of the Notes set forth below are inconsistent with those described in the accompanying product supplement, prospectus supplement and prospectus, the terms set forth below will supersede.**

Key Terms

Issuer: HSBC USA Inc.

Reference Asset: The Notes are linked to a weighted basket consisting of three indices (each a "Basket Component," and together, the "Basket Components") as adjusted by their respective spot exchange rates (each a "Basket Currency," and together, the "Basket Currencies") as set forth below:

Basket Component	Ticker	Basket Currency	Component Weighting	Buffer Amount	Upside Participation Rate	Maximum Return	Downside Leverage Factor
EURO STOXX 50® Index	SX5E	Euro ("EURUSD")	55.00%	10.00%	200%	23.40%	1.11111
FTSE™ 100 Index	UKX	British pound ("GBPUSD")	22.00%	10.00%	200%	21.60%	1.11111
Tokyo Stock Price Index	TPX	Japanese yen ("JPYUSD")	23.00%	10.00%	200%	6.00%	1.11111

Principal Amount: $1,000 per Note.

Trade Date: February 17, 2012

Pricing Date: February 17, 2012

Original Issue Date: February 23, 2012

Final Valuation Date: March 1, 2013, subject to adjustment as described herein and in the accompanying product supplement.

Ending Averaging Dates: February 25, 2013, February 26, 2013, February 27, 2013, February 28, 2013 and March 1, 2013 (the Final Valuation Date), subject to adjustment as described herein and in the accompanying product supplement.

Maturity Date: 3 business days after the Final Valuation Date and is expected to be March 6, 2013. The Maturity Date is subject to further adjustment as described under "Market Disruption Events" herein and under "Specific Terms of the Notes — Market Disruption Events" in the accompanying product supplement.

Payment at Maturity: For each Note, the Cash Settlement Value.

Maximum Note Return: 19.00%. The Maximum Note Return reflects the weighted average of each Basket Component's Maximum Return. **In no event will the return on your Notes exceed the Maximum Note Return of 19.00%. This means the Payment at Maturity for each $1,000 Principal Amount of Notes will not exceed $1,190.00.**

Cash Settlement Value: For each Note, you will receive a cash payment on the Maturity Date that is based on the Basket Return, calculated as follows:
$1,000 + ($1,000 × Basket Return)
Note that the Basket Return will never exceed the Maximum Note Return of 19.00%.

Basket Return: The sum of the products of (a) the Component Return of each Basket Component multiplied by (b) the Component Weighting of such Basket Component.

Component Return: With respect to each Basket Component, the Component Return will be calculated as follows:
If the Basket Component's respective Underlying Return is positive, the Component Return will be an amount equal to the lesser of:
(i) the product of (a) the Underlying Return multiplied by (b) the applicable Upside Participation Rate; and
(ii) the applicable Maximum Return.
If the Basket Component's Underlying Return is less than or equal to 0.00% but greater than or equal to -10.00%, meaning that the level of that Basket Component has declined by no more than the 10.00% Buffer Amount, the Component Return will be zero.
If the Basket Component's Underlying Return is less than -10.00%, meaning that the level of that Basket Component declines by more than the 10.00% Buffer Amount, the Component Return will be the product, expressed as a percentage, of (a) the applicable Underlying Return plus the 10.00% Buffer Amount and (b) the Downside Leverage Factor of 1.11111. **This means that if each Underlying Return is -100.00%, you will lose your entire investment.**

Underlying Return: With respect to each Basket Component, the quotient, expressed as a percentage, of (i) the Final Level of the Basket Component minus its Initial Level, divided by (ii) its Initial Level, expressed as a formula:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Initial Level: With respect to SX5E, 2,520.31, with respect to UKX, 5,905.07, and with respect to TPX, 810.45, in each case representing the product of (a) the Official Closing Level (as defined below) of the respective Basket Component as determined by the Calculation Agent on the Pricing Date multiplied by (b) the Initial Spot Rate corresponding to the Basket Component.

Final Level: With respect to each Basket Component, the arithmetic average of amounts determined by the Calculation Agent on each of the Ending Averaging Dates determined by multiplying (a) the Official Closing Level of the Basket Component on an Ending Averaging Date by (b) the Spot Rate corresponding to the Basket Component on such date.

Official Closing Level: With respect to each Basket Component, the Official Closing Level on any scheduled trading day as determined by the Calculation Agent based upon the level displayed on Bloomberg Professional® service page "SX5E <INDEX>" with respect to SX5E, page "UKX <INDEX>" with respect to UKX, and page "TPX <INDEX>" with respect to TPX, or with respect to each Basket Component any successor page on Bloomberg Professional® service or any successor service, as applicable.

Spot Rate: For the Euro, on any scheduled trading day, the official MID WM Reuters fixing at 4 pm London time, as determined by the Calculation Agent, expressed as the number of U.S. dollars per one Euro, subject to adjustments as described under "Currency Disruption Events" herein. For the British pound, on any scheduled trading day, the official MID WM Reuters fixing at 4 pm London time, as determined by the Calculation Agent, expressed as the number of U.S. dollars per one British pound, subject to adjustments as described under "Currency Disruption Events" herein. For the Japanese yen, on any scheduled trading day, (a) 1 divided by (b) the official MID WM Reuters fixing at 4 pm London time, as determined by the Calculation Agent, expressed as the number of Japanese yen per one U.S. dollar, subject to adjustments as described under "Currency Disruption Events".

Initial Spot Rate: With respect to EURUSD, 1.3163, with respect to GBPUSD, 1.58145, and with respect to JPYUSD, 1/79.36, in each case representing the Spot Rate as determined by the Calculation Agent in its sole discretion on the Pricing Date.

Calculation Agent: HSBC USA Inc. or one of its affiliates

CUSIP/ISIN: 4042K1XT5 / US4042K1XT50

Form of Notes: Book-Entry

Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 8 of this document, and "Risk Factors" on page PS-4 of the product supplement and page S-3 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement, or the accompanying product supplement, prospectus supplement or prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

JPMorgan
Placement Agent
February 17, 2012

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC. HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page 22 of this pricing supplement.

We have appointed J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates as placement agent for the sale of the Notes. J.P. Morgan Securities LLC and certain of its registered broker dealer affiliates will offer the Notes to investors directly or through other registered broker-dealers.

	Price to Public[1]	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000	$10	$990
Total	$37,926,000	$379,260	$37,546,740

[1] Certain fiduciary accounts purchasing the Notes will pay a purchase price of $990 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Additional Terms Specific to the Notes

This pricing supplement relates to a single Note offering linked to the Reference Asset identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Asset. Although the Note offering relates only to a single Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset, the Basket Components, the Basket Currencies or any securities comprising the Basket Components or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009 and the product supplement dated April 9, 2009. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 8 of this pricing supplement and "Risk Factors" on page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. All references to "Enhanced Market Participation Notes" in the product supplement shall refer to these Notes Linked to a Weighted Basket of Three Buffered Return Enhanced Components. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and product supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and product supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm
- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- the prospectus at www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

Supplemental Information Relating to the Terms of the Notes

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement and product supplement. HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

What Is the Underlying Return for Each Basket Component and the Corresponding Component Return for Each Basket Component Assuming a Range of Performance for Each Basket Component?

The following table illustrates the hypothetical Underlying Return for each Basket Component and the corresponding Component Return for each Basket Component. The hypothetical Underlying Returns and Component Returns set forth below assume Initial Levels (which, with respect to each Basket Component, is the product of the Official Closing Level on the Pricing Date multiplied by the Initial Spot Rate) of 3,000.00, 9,000.00 and 10.00 for the SX5E, UKX, and TPX, respectively, and reflect the Upside Participation Rate of 200.00%, the Buffer Amount of 10.00%, the Downside Leverage Factor of 1.11111 and the Maximum Returns of 23.40%, 21.60% and 6.00% for the SX5E, UKX, and TPX, respectively. The actual Initial Levels were determined on the Pricing Date, as described on the first page of this pricing supplement. The hypothetical Final Levels (which, with respect to each Basket Component, is the arithmetic average of the product of (i) the Official Closing Level multiplied by (ii) the Spot Rate, on each of the Ending Averaging Dates), hypothetical Underlying Returns and hypothetical Component Returns set forth below are for illustrative purposes only and may not be the actual Final Levels, actual Underlying Returns and actual Component Returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

	SX5E			UKX			TPX	
Hypothetical Final Level	Hypothetical Underlying Return	Hypothetical Component Return	Hypothetical Final Level	Hypothetical Underlying Return	Hypothetical Component Return	Hypothetical Final Level	Hypothetical Underlying Return	Hypothetical Component Return
5,400.00	80.00%	23.4000%	16,200.00	80.00%	21.6000%	18.00	80.00%	6.0000%
4,950.00	65.00%	23.4000%	14,850.00	65.00%	21.6000%	16.50	65.00%	6.0000%
4,500.00	50.00%	23.4000%	13,500.00	50.00%	21.6000%	15.00	50.00%	6.0000%
4,200.00	40.00%	23.4000%	12,600.00	40.00%	21.6000%	14.00	40.00%	6.0000%
3,900.00	30.00%	23.4000%	11,700.00	30.00%	21.6000%	13.00	30.00%	6.0000%
3,600.00	20.00%	23.4000%	10,800.00	20.00%	21.6000%	12.00	20.00%	6.0000%
3,351.00	11.70%	23.4000%	9,972.00	10.80%	21.6000%	11.00	10.00%	6.0000%
3,300.00	10.00%	20.0000%	9,900.00	10.00%	20.0000%	10.70	7.00%	6.0000%
3,210.00	7.00%	14.0000%	9,630.00	7.00%	14.0000%	10.50	5.00%	6.0000%
3,150.00	5.00%	10.0000%	9,450.00	5.00%	10.0000%	10.30	3.00%	6.0000%
3,060.00	2.00%	4.0000%	9,180.00	2.00%	4.0000%	10.20	2.00%	4.0000%
3,030.00	1.00%	2.0000%	9,090.00	1.00%	2.0000%	10.10	1.00%	2.0000%
3,000.00	0.00%	0.0000%	9,000.00	0.00%	0.0000%	10.00	0.00%	0.0000%
2,970.00	-1.00%	0.0000%	8,910.00	-1.00%	0.0000%	9.90	-1.00%	0.0000%
2,850.00	-5.00%	0.0000%	8,550.00	-5.00%	0.0000%	9.50	-5.00%	0.0000%
2,700.00	-10.00%	0.0000%	8,100.00	-10.00%	0.0000%	9.00	-10.00%	0.0000%
2,400.00	-20.00%	-11.1111%	7,200.00	-20.00%	-11.1111%	8.00	-20.00%	-11.1111%
2,100.00	-30.00%	-22.2222%	6,300.00	-30.00%	-22.2222%	7.00	-30.00%	-22.2222%
1,800.00	-40.00%	-33.3333%	5,400.00	-40.00%	-33.3333%	6.00	-40.00%	-33.3333%
1,500.00	-50.00%	-44.4444%	4,500.00	-50.00%	-44.4444%	5.00	-50.00%	-44.4444%
1,200.00	-60.00%	-55.5555%	3,600.00	-60.00%	-55.5555%	4.00	-60.00%	-55.5555%
900.00	-70.00%	-66.6666%	2,700.00	-70.00%	-66.6666%	3.00	-70.00%	-66.6666%
600.00	-80.00%	-77.7777%	1,800.00	-80.00%	-77.7777%	2.00	-80.00%	-77.7777%
300.00	-90.00%	-88.8888%	900.00	-90.00%	-88.8888%	1.00	-90.00%	-88.8888%
0.00	-100.00%	-100.0000%	0.00	-100.00%	-100.0000%	0.00	-100.00%	-100.0000%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the Basket Return and Payment at Maturity are calculated.

Scenario 1

Basket Component	SX5E	UKX	TPX
Basket Currency	Euro	British pound	Japanese yen
Weighting	55%	22%	23%
Maximum Return	23.40%	21.60%	6.00%
Hypothetical Initial Level	3,000.00	9,000.00	10.00
Hypothetical Final Level	3,150.00	9,450.00	10.10
Underlying Return	5%	5%	1%
Component Return	10%	10%	2%
Basket Return	8.16%		
Payment at Maturity	$1,081.60		

In Scenario 1, the Final Level of each Basket Component is greater than its Initial Level, and each of the Underlying Returns of 5.00% for the SX5E, 5.00% for the UKX, and 1.00% for the TPX, each multiplied by 200.00%, does not exceed the applicable Maximum Return of 23.40%, 21.60% and 6.00%, respectively. The Basket Return is calculated as follows:

Basket Return = (SX5E Component Return × SX5E Component Weighting) + (UKX Component Return × UKX Component Weighting) + (TPX Component Return × TPX Component Weighting)
= (10.00% × 55.00%) + (10.00% × 22.00%) + (2.00% × 23.00%)
= 8.16%

The Payment at Maturity per $1,000 Principal Amount of Notes is calculated as follows:

Payment at Maturity = $1,000 + ($1,000 × Basket Return)
= $1,000 + ($1,000 × 8.16%)
= $1,081.60

Scenario 2

Basket Component	SX5E	UKX	TPX
Basket Currency	Euro	British pound	Japanese yen
Weighting	55%	22%	23%
Maximum Return	23.40%	21.60%	6.00%
Hypothetical Initial Level	3,000.00	9,000.00	10.00
Hypothetical Final Level	3,750.00	11,250.00	11.00
Underlying Return	25%	25%	10%
Component Return	23.40%	21.60%	6.00%
Basket Return	19.00%		
Payment at Maturity	$1,190.00		

In Scenario 2, the Final Level of each Basket Component is greater than its Initial Level, and each of the Underlying Returns of 25.00% for the SX5E, 25.00% for the UKX, and 10.00% for the TPX, each multiplied by 200.00%, exceeds the applicable Maximum Return of 23.40%, 21.60% and 6.00%, respectively. The Basket Return is calculated as follows:

Basket Return = (SX5E Component Return × SX5E Component Weighting) + (UKX Component × UKX Component Weighting + (TPX Component Return × TPX Component Weighting)
= (23.40% × 55.00%) + (21.60% × 22.00%) + (6.00% × 23.00%)
= 19.00%

The Payment at Maturity per $1,000 Principal Amount of Notes is calculated as follows:

Payment at Maturity = $1,000 + ($1,000 × Basket Return)
= $1,000 + ($1,000 × 19.00%)
= $1,190.00

Scenario 3

Basket Component	SX5E	UKX	TPX
Basket Currency	Euro	British pound	Japanese yen
Weighting	55%	22%	23%
Maximum Return	23.40%	21.60%	6.00%
Hypothetical Initial Level	3,000.00	9,000.00	10.00
Hypothetical Final Level	3,750.00	9,450.00	10.10
Underlying Return	25%	5%	1%
Component Return	23.40%	10%	2%
Basket Return	15.53%		
Payment at Maturity	$1,155.30		

In Scenario 3, the Final Level of each Basket Component is greater than its Initial Level, and the Underlying Return of 25.00% for the SX5E multiplied by 200.00% exceeds the applicable Maximum Return of 23.40%, while each of the Underlying Returns of 5.00% for UKX, and 1.00% for the TPX, each multiplied by 200.00%, does not exceed the applicable Maximum Return of 21.60% and 6.00%, respectively. The Basket Return is calculated as follows:

Basket Return = (SX5E Component Return × SX5E Component Weighting) + (UKX Component Return × UKX Component Weighting) + (TPX Component Return × TPX Component Weighting)
= (23.40% × 55.00%) + (10.00% × 22.00%) + (2.00% × 23.00%)
= 15.53%

The Payment at Maturity per $1,000 Principal Amount of Notes is calculated as follows:

Payment at Maturity = $1,000 + ($1,000 × Basket Return)
= $1,000 + ($1,000 × 15.53%)
= $1,155.30

Scenario 4

Basket Component	SX5E	UKX	TPX
Basket Currency	Euro	British pound	Japanese yen
Weighting	55%	22%	23%
Maximum Return	23.40%	21.60%	6.00%
Hypothetical Initial Level	3,000.00	9,000.00	10.00
Hypothetical Final Level	2,850.00	8,550.00	9.50
Underlying Return	-5%	-5%	-5%
Component Return	0%	0%	0%
Basket Return	0%		
Payment at Maturity	$1,000.00		

In Scenario 4, the Final Level of each Basket Component is less than its Initial Level by not more than the 10.00% Buffer Amount. The Payment at Maturity per $1,000 Principal Amount of Notes is equal to $1,000.

Scenario 5

Basket Component	SX5E	UKX	TPX
Basket Currency	Euro	British pound	Japanese yen
Weighting	55%	22%	23%
Maximum Return	23.40%	21.60%	6.00%
Hypothetical Initial Level	3,000.00	9,000.00	10.00
Hypothetical Final Level	2,400.00	6,300.00	7.00
Underlying Return	-20%	-30%	-30%
Component Return	-11.1111%	-22.2222%	-22.2222%
Basket Return	-16.111%		
Payment at Maturity	$838.89		

In Scenario 5, the Final Level of each Basket Component is less than its Initial Level by more than 10.00%. The Basket Return is calculated as follows:

Basket Return = (SX5E Component Return × SX5E Component Weighting) + (UKX Component Return × UKX Component Weighting) + (TPX Component Return × TPX Component Weighting)
= (-11.1111% × 55.00%) + (-22.2222% × 22.00%) + (-22.2222% × 23.00%)
= -16.111%

The Payment at Maturity per $1,000 Principal Amount of Notes is calculated as follows:

Payment at Maturity = $1,000 + ($1,000 × Basket Return)
$\qquad$ = $1,000 + ($1,000 × -16.111%)
$\qquad$ = $838.89

Scenario 6

Basket Component	SX5E	UKX	TPX
Basket Currency	Euro	British pound	Japanese yen
Weighting	55%	22%	23%
Maximum Return	23.40%	21.60%	6.00%
Hypothetical Initial Level	3,000.00	9,000.00	10.00
Hypothetical Final Level	2,400.00	8,550.00	8.00
Underlying Return	-20%	-5%	-20%
Component Return	-11.1111%	0%	-11.1111%
Basket Return	-8.667%		
Payment at Maturity	$913.33		

In Scenario 6, the Final Level of the UKX is less than its Initial Level by not more than 10.00% and the Final Level of each of the other Basket Components is less than its Initial Level by more than 10.00%. The Basket Return is calculated as follows:

Basket Return = (SX5E Component Return × SX5E Component Weighting) + (UKX Component Return × UKX Component
$\qquad$ Weighting) + (TPX Component Return × TPX Component Weighting)
$\qquad$ = (-11.1111% × 55.00%) + (0% × 22.00%) + (-11.1111% × 23.00%)
$\qquad$ = -8.667%

The Payment at Maturity per $1,000 Principal Amount of Notes is calculated as follows:

Payment at Maturity = $1,000 + ($1,000 × Basket Return)
$\qquad$ = $1,000 + ($1,000 × -8.667%)
$\qquad$ = $913.33

Scenario 7

Basket Component	SX5E	UKX	TPX
Basket Currency	Euro	British pound	Japanese yen
Weighting	55%	22%	23%
Maximum Return	23.40%	21.60%	6.00%
Hypothetical Initial Level	3,000.00	9,000.00	10.00
Hypothetical Final Level	3,150.00	7,200.00	8.00
Underlying Return	5%	-20%	-20%
Component Return	10%	-11.1111%	-11.1111%
Basket Return	0.500%		
Payment at Maturity	$1,005.00		

In Scenario 7, the Final Level of the SX5E is greater than its Initial Level, and the Underlying Return of 5.00% multiplied by 200.00% does not exceed the applicable Maximum Return of 23.40%, and the Final Level of each of the other Basket Components is less than its Initial Level by more than 10.00%. The Basket Return is calculated as follows:

Basket Return = (SX5E Component Return × SX5E Component Weighting) + (UKX Component Return × UKX Component
$\qquad$ Weighting) + (TPX Component Return × TPX Component Weighting)
$\qquad$ = (10.00% × 55.00%) + (-11.1111% × 22.00%) + (-11.1111% × 23.00%)
$\qquad$ = 0.500%

The Payment at Maturity per $1,000 Principal Amount of Notes is calculated as follows:

Payment at Maturity = $1,000 + ($1,000 × Basket Return)
$\qquad$ = $1,000 + ($1,000 × 0.500%)
$\qquad$ = $1,005.00

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The Notes provide the opportunity for enhanced returns at maturity by multiplying a positive Underlying Return for each Basket Component by its Upside Participation Rate, subject to the Maximum Return of 23.40% for the SX5E, 21.60% for the UKX and 6.00% for the TPX. Accordingly, the maximum Payment at Maturity is $1,190.00 for every $1,000 Principal Amount of Notes. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at Maturity of the Principal Amount of the Notes is protected against a decline in the Final Level of each Basket Component, as compared to the applicable Initial Level, of up to the applicable Buffer Amount. If the Final Level of a Basket Component declines by more than the applicable Buffer Amount, the Component Return for such Basket Component will be reduced by the full depreciation in the Basket Component below the Buffer Amount multiplied by the Downside Leverage Factor. Accordingly, you may lose up to 100.00% of your investment in the Notes.

- **DIVERSIFICATION AMONG THE BASKET COMPONENTS** — Because the Basket Component SX5E as adjusted by the exchange rate of the Euro with respect to the U.S. dollar makes up 55.00% of the basket, we expect that generally the market value of your Notes and your Payment at Maturity will depend significantly on the performance of the SX5E as adjusted by the exchange rate of the Euro with respect to the U.S. dollar. The return on the Notes is linked to a weighted basket consisting of three buffered return enhanced components, each linked to the SX5E, UKX and TPX and the exchange rates of the Euro, the British pound and the Japanese yen, each with respect to the U.S. dollar, respectively. For additional information about each Basket Component and Basket Currency, see the information set forth under "Description of the Reference Asset" herein.

- **TAX TREATMENT** — There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, the Notes should be treated as pre-paid forward or other executory contracts with respect to the Basket Components. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the Notes as pre-paid forward or other executory contracts with respect to the Basket Components. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we generally intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

  For a further discussion of the U.S. federal income tax consequences related to the Notes, see the section "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the Basket Currencies or the component securities of the Basket Components. These risks are explained in more detail in the "Risk Factors" sections of the accompanying product supplement and prospectus supplement.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal if the Basket Return is less than -10.00%. The return on the Notes at maturity is linked to the performance of the Basket Components, as adjusted by the exchange rate of the respective Basket Currency with respect to the U.S. dollar, and will depend on whether, and the extent to which, the Underlying Return with respect to each Basket Component is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the Final Level for any Basket Component beyond the Buffer Amount as compared to its Initial Level. **You may lose up to 100.00% of your investment**.

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of

HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE APPLICABLE MAXIMUM RETURN FOR EACH BASKET COMPONENT**— If the Final Level of a Basket Component is greater than its Initial Level, the Component Return for such Basket Component will not exceed the Maximum Return of 23.40%, 21.60% and 6.00% for the SX5E, UKX and TPX, respectively, regardless of the appreciation in such Basket Component, which may be greater than their respective Maximum Return and could be significant. **Accordingly, the Basket Return will not exceed the Maximum Note Return and your Payment at Maturity will not exceed $1,190.00 for each $1,000 Principal Amount of Notes**.

- **CHANGES IN THE LEVELS OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER** — Movements in the level of the Basket Components, as adjusted by the exchange rate of the respective Basket Currency with respect to the U.S. dollar, may not correlate with each other. At a time when the level of one or more of the Basket Components, as adjusted by the exchange rate of the respective Basket Currency with respect to the U.S. dollar, increases, the level of the other Basket Components, as adjusted by the exchange rate of the respective Basket Currency with respect to the U.S. dollar, may not increase as much or may even decline. Therefore, in calculating the Basket Return, increases in the level of one or more of the Basket Components, as adjusted by the exchange rate of the respective Basket Currency with respect to the U.S. dollar, may be moderated, or more than offset, by lesser increases or declines in the level of the other Basket Components, as adjusted by the exchange rate of the respective Basket Currency with respect to the U.S. dollar. For example, given the Maximum Return for each Basket Component, as set forth on the front cover of this pricing supplement, the negative Component Return resulting from a 20% decline in the Final Level of the SX5E, as compared to its Initial Level, would more than offset the positive Component Returns resulting from any and all appreciation in both of the UKX and the TPX, which appreciation may be significant.

- **SUITABILITY OF NOTES FOR INVESTMENT –** A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in this pricing supplement. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **CURRENCY MARKETS MAY BE VOLATILE** — Currency markets may be highly volatile. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the value of the Basket Currencies on the Pricing Date or the Ending Averaging Dates, and therefore, the value of your Notes.

- **LEGAL AND REGULATORY RISKS** — Legal and regulatory changes could adversely affect exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Basket Currencies on the Pricing Date or on the Ending Averaging Dates and, consequently, the value of the Notes.

- **IF THE LIQUIDITY OF THE BASKET CURRENCIES IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED** — Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Pricing Date or on the Ending Averaging Dates would likely have an adverse effect on the Spot Rate for each Basket Currency, and therefore, on the return on your Notes. Limited liquidity relating to the Basket Currencies may also result in HSBC USA Inc. or one of its affiliates, as Calculation Agent, being unable to determine the Initial Level or Final Level of one or more Basket Components using its normal means. The resulting discretion by the Calculation Agent in determining the Component Return could, in turn, result in potential conflicts of interest.

- **WE HAVE NO CONTROL OVER THE EXCHANGE RATE BETWEEN THE BASKET CURRENCIES AND THE U.S. DOLLAR** — Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar and to each other. However, from time to time governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in the Notes which are affected by the exchange rate between the Basket Currencies and the U.S. dollar.

- **THE SPOT RATE WILL NOT TAKE INTO ACCOUNT ALL DEVELOPMENTS IN THE BASKET CURRENCIES** — Changes in the Basket Currencies during the term of the Notes other than on the Pricing Date or Ending Averaging Dates may not be reflected in the calculation of the Payment at Maturity. Generally, the Calculation Agent will calculate the Initial Level and Final Level by multiplying the Official Closing Level by the Spot Rate on such date, as described above. The Final Level will be calculated only as of the Ending Averaging Dates. As a result, the Component Return may be less than zero even if the Spot Rate had moved favorably at certain times during the term of the Notes before moving to an unfavorable level on one or more of the Ending Averaging Dates.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Foreign currency exchange rates vary over time, and may vary considerably during the term of the Notes. The relative values of the U.S. dollar and each of the Basket Currencies are at any moment a result of the supply and demand for such currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political developments in other relevant countries. Of particular importance to currency exchange risk are:
  - existing and expected rates of inflation;
  - existing and expected interest rate levels;
  - the balance of payments in the United States and the countries underlying the Basket Currencies between each country and its major trading partners; and
  - the extent of governmental surplus or deficit in the United States and the countries underlying the Basket Currencies.

Each of these factors, among others, are sensitive to the monetary, fiscal and trade policies pursued by the United States, the countries underlying the Basket Currencies, and those of other countries important to international trade and finance.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the Payment at Maturity described in this pricing supplement is based on the full Principal Amount of your Notes, the original issue price of the Notes includes the placement agent's commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale of Notes by you prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities comprising any of the Basket Components would have.

- **PRICE PRIOR TO MATURITY** — The market price of your Notes will be influenced by many factors including the level of the dollar-adjusted index, volatilities, dividends, the time remaining to maturity of the Notes, interest rates, geopolitical conditions, the exchange rate or volatility of the exchange rate between the Basket Currencies and the U.S. dollar, economic, political, financial and regulatory or judicial events, and the creditworthiness of HSBC.

- **POTENTIAL HSBC IMPACT ON PRICE** — Trading or transactions by HSBC or its affiliates in stocks comprising the Basket Components or in over-the-counter options, futures, or other instruments with returns linked to the performance of the Basket Components or stocks comprising the Basket Components, may adversely affect the market price of the dollar-adjusted index and, therefore, the market value of the securities.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS OR RECOMMENDATIONS BY HSBC** — HSBC, J.P. Morgan Securities Inc. and their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the securities. Any such research, opinions or recommendations could affect the level of the dollar-adjusted index or the price of the stocks included in the Basket Components, and therefore, the market value of the securities.

- **THE NOTES LACK LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market but is not required to do so and may cease making such offers at any time. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA)

Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. In addition, we are an affiliate of one of the companies that make up the UKX. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the level of the UKX and the Notes.

- **THE NOTES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of the Issuer, and in the event that we are unable to pay our obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **RISKS ASSOCIATED WITH FOREIGN SECURITIES MARKETS** — Because stocks or companies included in the Basket Components are publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the Notes involve particular risks. For example, the foreign securities markets may be more volatile than the United States securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

  Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket Components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the expected volatility of the Basket Components;

  - the time to maturity of the Notes;

  - the dividend rate on the equity securities underlying the Basket Components;

  - interest and yield rates in the market generally;

  - a variety of economic, financial, political, regulatory or judicial events;

  - the exchange rates and volatility of the exchange rates between the U.S. dollar and relevant currencies underlying the Basket Components; and

  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

General

This pricing supplement is not an offer to sell and it is not an offer to buy interests in any of the securities comprising any Basket Component. All disclosures contained in this pricing supplement regarding a Basket Component, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any Basket Component or any constituent included in any Basket Component contained in this pricing supplement. You should make your own investigation into each Basket Component.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the accompanying prospectus supplement.

The EURO STOXX 50® Index

We have derived all information contained in this document regarding the EURO STOXX 50® Index (the "SX5E"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of and is subject to change by, STOXX Limited. STOXX Limited is under no obligation to continue to publish, and may discontinue or suspend the publication of the SX5E at any time.

STOXX Limited Publishes the SX5E.

The SX5E was created by STOXX Limited, which is owned by Deutsche Börse AG and SIX Group AG. Publication of the EURO STOXX 50® Index began on February 28, 1998, based on an initial index value of 1,000 at December 31, 1991. The SX5E is reported daily on the Bloomberg Professional® service under the symbol "SX5E" and on the STOXX Limited website. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this document.

SX5E Composition and Maintenance

The SX5E is composed of 50 stocks from Eurozone (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

The EURO STOXX 50 Index is weighted by free float market capitalization. Each component's weight is capped at 10% of the EURO STOXX 50 Index's total free float market capitalization. Free float weights are reviewed quarterly and the EURO STOXX 50 Index composition is reviewed annually September.

Within each of the 19 EURO STOXX Supersector indices, the component stocks are ranked by free float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free float market capitalization of the corresponding EURO STOXX Total Market Index (TMI) Supersector index. If the next-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. Any remaining stocks that are current EURO STOXX 50 Index components are added to the selection list. The stocks on the selection list are ranked by free float market capitalization. In exceptional cases, the STOXX Limited Supervisory Board may make additions and deletions to the selection list.

The 40 largest stocks on the selection list are chosen as components. Any remaining current components of the EURO STOXX 50 Index ranked between 41 and 60 are added as index components. If the component number is still below 50, then the largest remaining stocks on the selection list are added until the EURO STOXX 50 Index contains 50 stocks.

SX5E Calculation

The SX5E is calculated with the "Laspeyres formula", which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the index value can be expressed as follows:

$$\text{Index} = \frac{\text{free float market capitalization of the SX5E}}{\text{divisor of the SX5E}}$$

The "free float market capitalization of the SX5E" is equal to the sum of the products of the market capitalization and free float factor for each component stock as of the time the SX5E is being calculated.

The SX5E is also subject to a divisor, which is adjusted to maintain the continuity of SX5E values despite changes due to corporate actions.

License Agreement with STOXX Limited

HSBC or one of its affiliates has entered into a nonexclusive license agreement providing for the license to it, in exchange for a fee, of the right to use certain indices owned and published by STOXX Limited in connection with some products, including the Notes.

STOXX and its licensors (the "Licensors") have no relationship to the HSBC USA Inc., other than the licensing of the EURO STOXX 50® Index and the related trademarks for use in connection with the Notes.

STOXX and its Licensors do <u>not</u>:

- Sponsor, endorse, sell or promote the Notes.

- Recommend that any person invest in the Notes or any other securities.

- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.

- Have any responsibility or liability for the administration, management or marketing of the Notes.

- Consider the needs of the notes or the owners of the notes in determining, composing or calculating the EURO STOXX 50® Index or have any obligation to do so.

STOXX and its Licensors will not have any liability in connection with the Notes. Specifically,

- **STOXX and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about:**
  - **The results to be obtained by the Notes, the owner of the notes or any other person in connection with the use of the EURO STOXX 50® Index and the data included in the EURO STOXX 50® Index;**
  - **The accuracy or completeness of the EURO STOXX 50® Index and its data;**
  - **The merchantability and the fitness for a particular purpose or use of the EURO STOXX 50® Index and its data;**
- **STOXX and its Licensors will have no liability for any errors, omissions or interruptions in the EURO STOXX 50® Index or its data;**
- **Under no circumstances will STOXX or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or its Licensors knows that they might occur.**

The licensing agreement between HSBC USA Inc. and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

Historical Performance of SX5E

The following graph sets forth the historical performance of the SX5E based on the historical closing levels from February 19, 2007 through February 17, 2012. The closing level for the SX5E on February 17, 2012 was 2,520.31. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

The historical levels of the SX5E should not be taken as an indication of future performance, and no assurance can be given as to the closing level on the Ending Averaging Dates. We cannot give you assurance that the performance of the SX5E will result in the return of any of your initial investment.

Historical Performance of the EURO STOXX 50® Index



Source: Bloomberg Professional® Service

The FTSE^{TM} 100 Index

We have derived all information regarding the FTSE^{TM} 100 Index ("UKX"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by FTSE Group ("FTSE"), an independent company jointly owned by the London Stock Exchange plc (the "LSE") and The Financial Times Limited ("FT"). FTSE is under no obligation to continue to publish, and may discontinue or suspend the publication of the UKX at any time. We have not independently verified such information. We have not confirmed the accuracy or completeness of the information derived from these public sources.

FTSE publishes the UKX

The UKX is a market-capitalization weighted index calculated, published and disseminated by FTSE, an independent company jointly owned by the LSE and FT. The UKX measures the composite performance of the 100 largest UK-domiciled blue chip companies which pass screening for size and liquidity traded on the LSE. As of May 28, 2010, UKX represents approximately 85.18% of the UK's market capitalization and 7.84% of the world's equity market capitalization. The UKX was launched on January 3, 1984 and has a base date of December 30, 1983.

The UKX is calculated by (i) multiplying the per share price of each stock included in the UKX by the number of outstanding shares and by the free float factor applicable to such stock, (ii) calculating the sum of all these products (such sum referred to hereinafter as the "FTSE Aggregate Market Value") as of the starting date of the UKX and (iii) dividing the FTSE Aggregate Market Value by a divisor which represents the total issued share capital of the UKX on the base date and which can be adjusted to allow changes in the issued share capital of individual underlying stocks (including the deletion and addition of stocks, the substitution of stocks, stock dividends and stock splits) to be made without distorting the UKX. Because of such capitalization weighting, movements in share prices of companies with relatively larger market capitalization will have a greater effect on the level of the entire UKX than will movements in share prices of companies with relatively smaller market capitalization.

The 100 stocks included in the UKX (the "UKX Underlying Stocks") were selected from a reference group of stocks trading on the LSE which were selected by excluding certain stocks that have low liquidity based on public float, accuracy and reliability of prices, size and number of trading days. The UKX Underlying Stocks were selected from this reference group by selecting 100 stocks with the largest market value. A list of the issuers of the UKX Underlying Stocks is available from FTSE. The UKX is reviewed quarterly by the FTSE Europe/Middle East/Africa Regional Committee (the "Committee") in order to maintain continuity in the level.   The UKX Underlying Stocks may be replaced, if necessary, in accordance with deletion/addition rules which provide generally for the removal and replacement of a stock from the UKX if such stock is delisted or its issuer is subject to a takeover offer that has been declared unconditional or it has ceased, in the opinion of the Chairman and Deputy Chairman of the Committee (or their nominated deputies), to be a viable component of the UKX. To maintain continuity, a stock will be added at the quarterly review if it has risen to 90th place or above and a stock will be deleted if at the quarterly review it has fallen to 111th place or below, in each case ranked on the basis of market value.

License Agreement with UKX

We have entered into a non-exclusive license agreement with FTSE, whereby we and our affiliates and subsidiary companies and certain of our affiliates, in exchange for a fee, will be permitted to use the UKX, which is owned and published by FTSE, in connection with certain products, including the Notes.

Neither FTSE, the LSE nor FT makes any representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in structured products generally or in the Notes particularly, or the ability of the UKX to track general stock market performance. FTSE, the LSE, and FT's only relationship with us is the licensing of certain trademarks and trade names of FTSE, respectively, without regard to us or the Notes. FTSE, the LSE and FT have no obligation to take the needs of us or the holders of the Notes into consideration in determining, composing or calculating the UKX Neither FTSE nor the LSE nor FT is responsible for and has not participated in the determination of the timing, price or quantity of the Notes to be issued or in the determination or calculation of the amount due at maturity of the Notes. Neither FTSE nor the LSE nor FT has any obligation or liability in connection with the administration, marketing or trading of the Notes.

The Notes are not in any way sponsored, endorsed, sold or promoted by FTSE, the LSE or FT, and neither FTSE, the LSE nor FT makes any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the UKX and/or the figure at which the said Component stands at any particular time on any particular day or otherwise. The UKX is compiled and calculated by FTSE. However, neither FTSE, the LSE nor FT shall be liable (whether in negligence or otherwise) to any person for any error in the UKX and neither FTSE nor the LSE nor FT shall be under any obligation to advise any person of any error therein.

"FTSE®", "FTSE™", "FT-SE®" and "Footsie®" are trade marks of the London Stock Exchange Plc and The Financial Times Limited and are used by FTSE International Limited under license. "All-World", "All-Share" and "All-Small" are trade marks of FTSE International Limited.

Historical Performance of UKX

The following graph sets forth the historical performance of the UKX based on the historical closing levels from February 19, 2007 through February 17, 2012. The closing level for the UKX on February 17, 2012 was 5,905.07. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

The historical levels of the UKX should not be taken as an indication of future performance, and no assurance can be given as to the closing level on the Ending Averaging Dates. We cannot give you assurance that the performance of the UKX will result in the return of any of your initial investment.

Historical Performance of the FTSE™ 100 Index



Source: Bloomberg Professional® Service

The TOPIX® Index

We have derived all information relating to the TOPIX® Index ("TPX") including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, the Tokyo Stock Exchange, Inc. (the "TSE"). TSE is under no obligation to continue to publish, and may discontinue or suspend the publication of the TPX at any time. We have not independently verified such information. We have not confirmed the accuracy or completeness of the information derived from these public sources.

TSE publishes the TPX

The TPX was developed by the TSE. The TSE is responsible for calculating and publishing the TPX, and can add, delete or substitute the stocks underlying the TPX or make other methodological changes that could change the value of the TPX. Publication of the TPX began on July 1, 1969, with a base point of 100 as of the base date of January 4, 1968.

Calculation of the TPX

The TPX is computed and published every second via TSE's Market Information System, and is reported to securities companies across Japan and available worldwide through computerized information networks.

The component stocks of the TPX consist of all domestic common stocks listed on the First Section of the TSE. Additions to the component stocks can occur as a result of assignments from the TSE Second Section and alteration of listing markets from the Mothers market of the TSE, with such changes taking effect one business day before the last business day of the month after such assignment or alternation, as applicable; (2) through the initial listing of a company (directly or via another stock exchange), with such changes taking effect one business day before the last business day of the month after such initial listing; or (3) through the initial listing of a new company created through, among other things, a stock swap, stock transfer or merger, with such changes taking effect one business day before the listing date. Deletions of constituents are conducted due to (1) de-listing due to a stock-swap or the like when the surviving company re-lists with the TSE, with such changes taking effect one business day before the initial listing date of the new company (normally two business days after the de-listing date); (2) de-listing of a company for reasons other than a stock-swap or the like, with such changes taking effect one business day before the de-listing date; (3) designation of securities to be de-listed, with such changes taking effect three business days after such designation; or (4) reassignment of the listing to the Second Section of the TSE from the First Section of the TSE, with such changes taking effect one business day before such reassignment.

The TPX is a free float-adjusted market capitalization-weighted index.

The TPX is not expressed in Japanese Yen, but is presented in terms of points (as a decimal figure) rounded off to the nearest one-hundredth. The TPX is calculated by multiplying 100 by the figure obtained by dividing the current free-float adjusted market value (the current market price per share at the time of the index calculation multiplied by the number of free-float adjusted common shares listed on the First Section of the TSE at the same instance) (the "Current Market Value") by the base market value (i.e., the Current Market Value on the base date) (the "Base Market Value").

The calculation of the TPX can be represented by the following formula:

$$\text{Index} = \frac{\text{Current Market Value}}{\text{Base Market Value}} \times 100$$

In order to maintain continuity, the Base Market Value is adjusted from time to time to ensure that it reflects only price movements resulting from auction market activity, and to eliminate the effects of other factors and prevent any instantaneous change or discontinuity in the level of the TPX. Such factors include, without limitation: new listings, delistings and transfer of listed securities from the First Section to the Second Section of the TSE.

The formula for the adjustment is as follows:

$$\frac{\text{Adjusted Market Value on Adjustment Date}}{\text{Base Market Value before adjustment}} = \frac{(\text{Adjusted Market Value on Adjustment Date} \pm \text{Adjustment Amount})}{\text{Base Market Value after adjustment}}$$

Where Adjustment Amount is equal to the changes in the number of shares included in the calculation of the TPX multiplied by the price of those shares used for the purposes of the adjustment.

Therefore,

$$\text{New Base Market Value} = \frac{\text{Old Base Market Value x (Adjusted Market Value on Adjustment Date} \pm \text{Adjustment Amount)}}{\text{Adjusted Market Value on Adjustment Date}}$$

The Base Market Value remains at the new value until a further adjustment is necessary as a result of another change. As a result of such change affecting the Current Market Value or any stock underlying the TPX, the Base Market Value is adjusted in such a way that the new value of the TPX will equal the level of the TPX immediately prior to such change.

No adjustment is made to the Base Market Value, however, in the case of events such as stock splits or decreases in capital without compensation, which theoretically do not affect market value.

License Agreement with TSE:

We or one of our affiliates has entered into a non-exclusive license agreement with the Tokyo Stock Exchange, Inc. whereby it, in exchange for a fee, is permitted to use the TPX in connection with certain securities, including the Notes. We are not affiliated with the Tokyo Stock Exchange, Inc.; the only relationship between the Tokyo Stock Exchange, Inc. and us is any licensing of the use of the TOPIX indices and trademarks relating to them.

The license agreement between the Tokyo Stock Exchange, Inc. and us or one of our affiliates provides that the following disclaimer must be set forth herein:

(i)   The TOPIX Index Value and the TOPIX Index Marks are subject to the rights owned by the Tokyo Stock Exchange, Inc. and the Tokyo Stock Exchange, Inc. owns all rights relating to the TPX such as calculation, publication and use of the TOPIX Index Value and relating to the TOPIX Index Marks.

(ii)   The Tokyo Stock Exchange, Inc. shall reserve the rights to change the methods of calculation or publication, to cease the calculation or publication of the TOPIX Index Value or to change the TOPIX Index Marks or cease the use thereof.

(iii)   The Tokyo Stock Exchange, Inc. makes no warranty or representation whatsoever, either as to the results stemmed from the use of the TOPIX Index Value and the TOPIX Index Marks or as to the figure at which the TOPIX Index Value stands on any particular day.

(iv)   The Tokyo Stock Exchange, Inc. gives no assurance regarding accuracy or completeness of the TOPIX Index Value and data contained therein. Further, the Tokyo Stock Exchange, Inc. shall not be liable for the miscalculation, incorrect publication, delayed or interrupted publication of the TOPIX Index Value.

(v)   No Notes are in any way sponsored, endorsed or promoted by the Tokyo Stock Exchange, Inc.

(vi)   The Tokyo Stock Exchange, Inc. shall not bear any obligation to give an explanation of the Notes or an advice on investments to any purchaser of the Notes or to the public.

(vii)   The Tokyo Stock Exchange, Inc. neither selects specific stocks or groups thereof nor takes into account any needs of the issuing company or any purchaser of the Notes for calculation of the TOPIX Index Value.

(viii)   Including but not limited to the foregoing, the Tokyo Stock Exchange, Inc. shall not be responsible for any damage resulting from the issue and sale of the Notes.

"TOPIX[®]" and "TOPIX Index[®]" are trademarks of the Tokyo Stock Exchange, Inc. and prior to the settlement date we expect them to be licensed for use by us or one of our affiliates. The Notes have not been and will not be passed on by the TSE as to their legality or suitability. The Notes will not be issued, endorsed, sold or promoted by the TSE. THE TSE MAKES NO WARRANTIES AND BEARS NO LIABILITY WITH RESPECT TO THE NOTES.

Historical Performance of TPX

The following graph sets forth the historical performance of the TPX based on the historical closing levels from February 19, 2007 through February 17, 2012. The closing level for the TPX on February 17, 2012 was 810.45. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

   The historical levels of the TPX should not be taken as an indication of future performance, and no assurance can be given as to the closing level on the Ending Averaging Dates. We cannot give you assurance that the performance of the TPX will result in the return of any of your initial investment.

Historical Performance of the Tokyo Stock Price Index



Source: Bloomberg Professional® Service

Historical Performance of the Basket Currencies

The following graph sets forth the historical performance of each Basket Currency based on exchange rates of such Basket Currencies relative to the U.S. dollar (for the EURUSD and the GBPUSD, expressed as the number of U.S. dollars per one unit of such Basket Currency and for the JPYUSD, expressed as the number of such Basket Currency per one U.S. dollar) from February 19, 2007 through February 17, 2012. The Initial Spot Rates are 1.3163, 1.58145 and 1/79.36 for the EURUSD, GBPUSD and JPYUSD, respectively. We obtained the exchange rates below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service. The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Final Levels.

The historical exchange rates should not be taken as an indication of future performance, and no assurance can be given as to the exchange rates on the Ending Averaging Dates. We cannot give you assurance that the performance of the Basket Currencies will result in the return of any of your initial investment. The closing exchange rates in the graphs below were the rates reported by Bloomberg Professional Service and may not be indicative of the Basket performance using the Spot Rates of the Basket Currencies that would be derived from the applicable Reuters page.



Historical Performance of the Euro
(expressed as the number of U.S. dollars per one Euro)

Source: Bloomberg Professional® Service



Historical Performance of the British Pound
(expressed as the number of U.S. dollars per one British Pound)

Source: Bloomberg Professional® Service



Historical Performance of the Japanese Yen
(expressed as the number of U.S. dollars per one Japanese Yen)

Source: Bloomberg Professional® Service

Market Disruption Events

If an Ending Averaging Date or the Final Valuation Date is not a scheduled trading day, then such Ending Averaging Date or the Final Valuation Date will be the next day that is a scheduled trading day for such Basket Component. If a market disruption event (as defined below) exists on an Ending Averaging Date or the Final Valuation Date for a Basket Component, then such Ending Averaging Date or the Final Valuation Date, as applicable, will be the next scheduled trading day for which there is no market disruption event for such Basket Component. If a market disruption event exists with respect to an Ending Averaging Date or the Final Valuation Date on five consecutive scheduled trading days for a Basket Component, then that fifth scheduled trading day will be the Ending Averaging Date or the Final Valuation Date, as applicable, and the Official Closing Level of such Basket Component will be determined by means of the formula for and method of calculating such Basket Component which applied just prior to the market disruption event, using the relevant exchange traded or quoted price of each stock in such Basket Component (or a good faith estimate of the value of a security in such Basket Component which is itself the subject of a market disruption event). If an Ending Averaging Date is postponed for a Basket Component, then each subsequent Ending Averaging Date and the Final Valuation Date will also be postponed by an equal number of scheduled trading days for such Basket Component. If the Final Valuation Date is postponed for a Basket Component, then the Maturity Date will also be postponed by an equal number of scheduled trading days and no interest will be paid in respect of such postponement.

Notwithstanding the definition of market disruption event in the accompanying product supplement, "market disruption event" means, with respect to a Basket Component, any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the Calculation Agent determines is material:

(i)   Any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, (A) relating to any component security included in the relevant Basket Components then constituting 20.00% or more of the level of such Basket Component or (B) in futures or options contracts relating to the relevant Basket Components on any related exchange; or

(ii)   Any event (other than any event described in (iii) below) that disrupts or impairs the ability of market participants in general (A) to effect transactions in, or obtain market values for any component security included in the relevant Basket Components then constituting 20.00% or more of the level of such Basket Component or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to the relevant Basket Components on any relevant related exchange; or

(iii)   The closure on any scheduled trading day of any relevant exchange or related exchange prior to its scheduled closing time (unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the exchange and (ii) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day).

Currency Disruption Events

If the Spot Rate for any Basket Currency is unavailable for any reason, the Spot Rate for such Basket Currency will be determined by the Calculation Agent in a commercially reasonable manner and in accordance with general market practice.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates at the price indicated on the cover of this pricing supplement. J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates will act as placement agent for the Notes and will receive a fee that will not exceed $10 per $1,000 Principal Amount of Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to the Issuer, when the Notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the senior indenture referred to in this pricing supplement, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Maryland General Corporation Law as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the senior indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated December 14, 2011, which has been filed as an exhibit to a Current Report on Form 8-K filed by the Issuer on December 14, 2011.